Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

TOMOTHERAPY INCORPORATED

The following Amended and Restated Articles of Incorporation, duly adopted pursuant to the authority and provisions of Chapter 180 of the Wisconsin Statutes, supersede and take the place of the existing Amended and Restated Articles of Incorporation and all amendments thereto:

Article 1.	Name of the corporation:
TomoTherapy Incorporated

Article 2.	The corporation is organized under Ch. 180 of the Wisconsin Statutes.

Article 3.	Name of the registered agent.
G&K Wisconsin Services, LLC

Article 4.	Street address of the registered office.
780 North Water Street
Milwaukee, WI 53202

Article 5.	Number of shares of stock the corporation shall be authorized to issue:
	Number of Shares Authorized:	1,000
	Class:	Common
	Par Value Per Share:	$.01

Other Information	This document was drafted by:
Rebecca Lauber
Godfrey & Kahn, S.C.
780 N. Water Street
Milwaukee, WI 53202